As filed with the Securities and Exchange
                       Commission on March 29, 1996

                                         Registration No. 33-87648



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                               __________________

                              AMENDMENT NO. 1 TO
                                    FORM S-2
                             Registration Statement
                                      Under
                           The Securities Act of 1933
                               __________________

                             THERMO TERRATECH INC.
                    (Formerly, Thermo Process Systems Inc.)
             (Exact name of registrant as specified in its charter)

                               ------------------

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   04-2925807
                      (I.R.S. Employer Identification No.)
                               __________________

                                81 Wyman Street
                       Waltham, Massachusetts  02254-9046
                                 (617) 622-1000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               __________________

                          Sandra L. Lambert, Secretary
                             Thermo TerraTech Inc.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                                 P. O. Box 9046
                             Waltham, MA  02254-9046
                                 (617) 622-1000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                           Seth H. Hoogasian, Esquire
                                 General Counsel
                             Thermo TerraTech Inc.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                       Waltham, Massachusetts 02254-9046
PAGE

                              ______________________

             Approximate date of commencement of proposed sale to the public: The Common Stock Purchase Warrants may be sold as soon as practicable after the Registration Statement has become effective. The Common Stock underlying such Warrants may be sold as soon as practicable after the Registration Statement has become effective and after the exercise of such Warrants.

             If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ x ]

             If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
        [   ]


             THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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                             Thermo TerraTech Inc.
                         Common Stock Purchase Warrants
                                and Common Stock

                              Cross Reference Sheet
                   Between Items of Form S-2 and Prospectus


        Item                                    Location in Prospectus
        ----                                    ----------------------

          1. Forepart of the Registration
             Statement and Outside Front
             Cover Page of Prospectus........   Outside Front Cover Page

          2. Inside Front and Outside Back
             Cover Pages of Prospectus.......   Inside Front and Outside
                                                Back Cover Pages

          3. Summary Information, Risk Factors
             and Ratio of Earnings to Fixed
             Charges.........................   The Company

          4. Use of Proceeds.................   Use of Proceeds

          5. Determination of Offering Price.   Description of Warrants

          6. Dilution........................   Not Applicable

          7. Selling Security Holders........   Selling Securityholders;
                                                Sale of Securities

          8. Plan of Distribution............   Cover Page; Selling
                                                Securityholders; Sale of
                                                Securities

          9. Description of Securities to
             be Registered...................   Cover Page; Description
                                                of Warrants; Description
                                                of Common Stock

        10.  Interests of Named Experts
             and Counsel.....................   Experts; Legal Matters

        11.  Information with Respect to
             the Registrant..................   Cover Page; The Company;
                                                Recent Developments;
                                                Description of Warrants;
                                                Description of Common
                                                Stock

        12.  Incorporation of Certain
             Information by Reference........   Incorporation of Certain
                                                Information by Reference

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        13.  Disclosure of Commission
             Position on Indemnification
             for Securities Act
             Liabilities.....................        Not Applicable

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







        PROSPECTUS


                             THERMO TERRATECH INC.

                     Warrants to Purchase 700,500 Shares of
                                Common Stock and
                         700,500 Shares of Common Stock
                     Issuable Upon Exercise of Such Warrants

             This Prospectus relates to (i) the reoffer and resale of Common Stock Purchase Warrants (the "Warrants") to purchase 700,500 shares of Common Stock, par value $.10 per share (the "Common Stock"), of Thermo TerraTech Inc. (the "Company"), and
        (ii) the issuance of 700,500 shares of Common Stock (the "Shares") that may be acquired upon exercise of the Warrants.
        The Warrants and/or the Shares are sometimes referred to in this Prospectus interchangeably as the "Securities." The Warrants may be offered by certain securityholders of the Company (the "Selling Securityholders") from time to time in negotiated transactions, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Warrants for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Securityholders and any broker-dealer who acts in connection with sales of the Warrants hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and profit on any resale of the Warrants as principal might be deemed to be underwriting discounts and commissions under the Securities Act. See "Selling Securityholders."
                                  _____________

             None of the proceeds from the sale of the Warrants by the Selling Securityholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel or other advisers to the Selling Securityholders) in connection with the registration and sale of the Securities being registered hereby. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act as underwriter or otherwise.
                                  _____________

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





        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
        ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 -------------

             The Company is a majority-owned subsidiary of Thermo
        Electron Corporation ("Thermo Electron"). The Common Stock is traded on the American Stock Exchange under the symbol "TTT." There is no public market for the Warrants.

            ___________, 1996



             No dealer, salesman or any other person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                              AVAILABLE INFORMATION

             The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, New York, New York 10006 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is listed on the American Stock Exchange, and the reports, proxy statements and other information filed by the Company with the Commission can be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

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





             The Company has filed with the Commission a Registration Statement of Form S-2 under the Securities Act of 1933, as amended, with respect to the Securities offered by this Prospectus. This Prospectus omits certain information contained in the Registration Statement. Reference is hereby made to the Registration Statement and the exhibits filed as a part thereof for further information with respect to the Company and to the Securities offered hereby, and any statement herein concerning any exhibit is qualified in all respects by the provisions of such exhibit.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

             The following documents previously filed by the Company with the Commission are incorporated in this Prospectus by reference:

             (1) The Company's Annual Report on Form 10-K for the year ended April 1, 1995, as amended.

             (2) The Company's Current Report on Form 8-K filed with the Commission on May 24, 1995 with respect to events occurring on May 9, 1995.

             (3) The Company's Current Report on Form 8-K filed with the Commission on May 25, 1995 with respect to events occurring on May 10, 1995, as amended.

             (4) The Company's Quarterly Report on Form 10-Q for the three-month period ended July 1, 1995.

             (5) The Company's Quarterly Report on Form 10-Q for the three-month period ended September 30, 1995.

             (6) The Company's Current Report on Form 8-K filed with the Commission on December 14, 1995 with respect to events occurring on December 8, 1995, as amended.

             (7) The Company's Current Report on Form 8-K filed with the Commission on December 15, 1995 with respect to events occurring on December 13, 1995.

             (8) The Company's Quarterly Report on Form 10-Q for the three-month period ended December 30, 1995.

             (9) The description of the Common Stock which is contained in the Company's Registration Statement on Form 8-A, filed under the Exchange Act, as amended.

             Copies of any such documents, other than exhibits to such documents (unless such exhibits specifically are incorporated by reference in such documents), are available without charge, upon written or oral request, from Thermo TerraTech Inc., c/o Thermo Electron Corporation, 81 Wyman Street, P. O. Box 9046, Waltham,
                                        7
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





        Massachusetts 02254-9046, Attention: Sandra L. Lambert, Esq., Secretary; telephone: (617) 622-1000.

             Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.


                                   THE COMPANY

             The Company is a provider of environmental services and infrastructure planning and design, encompassing a range of specializations within the consulting and design, remediation and recycling, laboratory testing, and metal-treating industries.


             Consulting and Design - The Company's Bettigole Andrews & Clark Inc. and Normandeau Associates Inc. subsidiaries provide both private and public sector clients with a range of consulting services that address transportation planning and design, and natural resource management issues, respectively. In February 1995, the Company acquired Elson T. Killam Associates Inc., which provides environmental consulting and engineering services and specializes in wastewater treatment and water resources management.

             Remediation and Recycling - The Company's majority-owned Thermo Remediation Inc. ("Thermo Remediation") subsidiary operates a network of soil-remediation centers, serving customers in more than a dozen states by providing thermal treatment of soil to remove and destroy petroleum contamination caused by leaking underground and aboveground storage tanks, spills, and other sources. Thermo Remediation's Thermo Fluids Inc. subsidiary, located in Arizona, offers fluids-recycling services including waste motor oil and wastewater treatment throughout Arizona and in neighboring states. In addition, Thermo Remediation's Remediation Technologies, Inc. subsidiary, acquired in December 1995, is an integrated environmental services firm, with 15 offices nationwide, that focuses primarily on the remediation of former and active industrial sites contaminated with organic wastes and residues.

                  Through its Thermo Nutech division ("Thermo Nutech"), Thermo Remediation provides services to remove radioactive contaminants from sand, gravel, and soil, as well as health physics, radiochemistry laboratory, and radiation dosimetry services. Thermo Nutech was formerly part of a joint venture between the Company and Thermo Instrument Systems Inc.
                                        8
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






                  The Company's majority-owned Thermo EuroTech N.V. subsidiary, formerly known as J. Amerika N.V. ("Thermo EuroTech"), located in the Netherlands, provides wastewater treatment services as well as services to test, remove and install underground storage tanks. In March 1995, Thermo EuroTech acquired Refining and Trading Holland B.V., which specializes in converting "off-spec" and contaminated petroleum fluids into usable oil products.

             Laboratory Testing - The Company's Thermo Analytical Inc. subsidiary operates a network of analytical laboratories that provide environmental testing services to commercial and government clients throughout the U.S. The May 1995 acquisition of Lancaster Laboratories expands the Company's range of contract services beyond environmental testing to the pharmaceutical- and food-testing industries.

             Metal Treating - The Company performs metallurgical processing services, using thermal-treatment equipment at locations in California and Minnesota. The Company also designs, manufactures, and installs advanced custom-engineered, thermal-processing systems through its equipment division located in MichigaN.

             The Company is a majority-owned, publicly traded subsidiary of Thermo Electron. As of December 30, 1995, Thermo Electron owned 14,119,858 shares of the Common Stock of the Company, representing approximately 81% of such Common Stock outstanding. The Company's principal executive offices are located at 81 Wyman Street, Waltham, Massachusetts 02254, and its telephone number is (617) 622-1000.

             This Prospectus is accompanied by (i) a copy of the Company's Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended April 1, 1995 and (ii) a copy of the Company's Quarterly Report on Form 10-Q for the most recent quarter ended after April 1, 1995.


                               RECENT DEVELOPMENTS

             On May 4, 1995, the Company's Thermo Remediation subsidiary issued $37,950,000 aggregate principal amount of its 4 7/8% Convertible Subordinated Debentures due 2000. The debentures are convertible at the option of the holders thereof into shares of Thermo Remediation's common stock at an initial conversion price (subject to future adjustments) of $17.92 per share.

             On December 8, 1995, Thermo Remediation acquired all of the issued and outstanding capital stock of Remediation Technologies, Inc. ("RETEC") for a combination of cash and securities having an aggregate value of approximately $29.7 million. The purchase price consisted of approximately $18.5 million in cash and units
                                        9
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        consisting of (i) 227,250 shares of Thermo Remediation's common stock and (ii) warrants to purchase 75,750 additional shares of Thermo Remediation's common stock at an exercise price of $14.85 per share, such units having an aggregate value of approximately $3.7 million. In addition, Thermo Remediation assumed outstanding RETEC stock options and converted such options into options to purchase up to 897,000 shares of Thermo Remediation common stock. The shares of such common stock issuable upon exercise of such options are subject to certain restrictions on resale, which restrictions lapse ratably over a period of five years. As converted, such options have a weighted average exercise price of $4.24 per share and were valued in the aggregate at approximately $7.5 million. RETEC recorded revenues of approximately $39 million in the fiscal year ended December 31, 1994.


                                 USE OF PROCEEDS

             None of the proceeds from the sale of the Warrants by the Selling Securityholders will be received by the Company. The proceeds from the exercise of the Warrants, if any, will be used by the Company for general corporate purposes.


                             SELLING SECURITYHOLDERS

             The following table shows the names of the Selling Securityholders, the number of Warrants each beneficially owned as of the date of this Prospectus, the number of Warrants that may be offered by each of them pursuant to this Prospectus and the number of Warrants each will own after completion of the offering (assuming all of the Warrants being offered hereby are sold).

                                                               Warrants
                                                                 Owned
                                             Warrants            After
                                               Owned           Completi
                                             Prior to Warrants   on of
               Selling Securityholder           the     Being     the
               ----------------------        Offering  Offered Offering
                                             --------  ------- --------

        Irving B. Harris Revocable Trust       205,500 205,500         0
        dated 7/31/87 (1)
        Roxanne H. Frank Trust dated 3/16/84    64,750  64,750         0
        Couderay Partners                       59,250  59,250         0
        Virginia H. Polsky Trust dated          55,250  55,250         0
        8/5/84
        Jerome Kahn, Jr. Revocable Trust,       21,250  21,250         0
        dated 10/16/87,  Jerome Kahn, Jr.,
        Trustee (2)

                                       10
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        Fred Holubow (3)                        16,500  16,500         0
        Marc A. Neuerman (2)                     7,000   7,000         0
        Yves Micheli                             6,250   6,250         0
        Bear East Partners                      28,060  28,060         0
        Terence M. Hogan                         2,190   2,190         0
        William W. Harris Children Charity       6,000   6,000         0
        Trust dated 11/29/83
        William W. Harris Trust dated           34,000  34,000         0
        6/22/84
        Harris Foundation                       48,000  48,000         0
        Irving B. Harris Foundation              4,000   4,000         0
        John N. Hatsopoulos (4)                 12,500  12,500         0
        Darier, Hentsch & Cie.                  12,500  12,500         0
        Joseph Giamanco (5)                     12,500  12,500         0
        Peter G. Pantazelos (6)                 15,000  15,000         0
        The George & Dora Razis 1981 Trust      10,000  10,000         0
        (7)
        IBH Grandchildren Charity Trust         12,000  12,000         0
        dated 11/29/83
        Donna E. Barrows                        14,000  14,000         0
        June H. Barrows                         20,000  20,000         0
        William Harris Settlor Trust, F/B/O      4,000   4,000         0
        Patricia J. Rosbrow
        Robert L. Barrows                       12,000  12,000         0
        James J. Pelts                           4,000   4,000         0
        Mary Ann Wark                           10,000  10,000         0
        Joan W. Harris                           4,000   4,000         0
            TOTALS                             700,500 700,500         0

        ----------------------------------
        (1) Mr. Irving B. Harris, trustee of the Irving B. Harris Revocable Trust, is also Chairman of the Harris Foundation; Chairman of the Irving B. Harris Foundation; a trustee of the William Harris Settlor Trust, F/B/O Patricia J. Rosbrow; and the husband of Joan W. Harris, the trustee of the Joan
             W. Harris Trust. Accordingly, Mr. Harris may be deemed to own the 48,000, 4,000, 4,000 and 4,000 Warrants, respectively, owned by such entities.

        (2) Mr. Jerome Kahn, Jr., trustee of the Jerome Kahn, Jr. Revocable Trust, and Mr. Marc A. Neuerman are also trustees of the Roxanne H. Frank Trust dated 3/16/84; managing agents of Couderay Partners; trustees of the Virginia H. Polsky Trust dated 8/5/84; trustees of the William W. Harris Children Charity Trust dated 11/29/83; trustees of the

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             William W. Harris Trust dated 6/22/84; and trustees of the
             IBH Grandchildren Charity Trust dated 11/29/83.
             Accordingly, Mr. Kahn and Mr. Neuerman may each be deemed to own the 64,750, 59,250, 55,250, 6,000, 34,000 and 12,000
             Warrants, respectively, owned by such entities.

        (3)  Mr. Holubow is a Director of the Company's Thermo
             Remediation subsidiary.

        (4) Mr. Hatsopoulos is a Vice President, the Chief Financial Officer and a Director of the Company, is an Executive Vice President and the Chief Financial Officer of Thermo Electron and is a Vice President and the Chief Financial Officer of the Company's Thermo Remediation subsidiary.

        (5) Mr. Giamanco is the owner and president of GMH, Inc., which serves as a specialist in the Company's Common Stock on the American Stock Exchange.

        (6)  Mr. Pantazelos is an Executive Vice President of Thermo
             Electron.

             (7) Mr. Paris Nicolaides, a consultant to Thermo Electron, is trustee of The George & Dora Razis 1981 Trust.
             Accordingly, Mr. Nicolaides may be deemed to own the 10,000 Warrants owned by such trust.

             The Warrants are being registered to permit public secondary trading of the Warrants from time to time by the Selling Securityholders. All of the Warrants were acquired by the Selling Securityholders or their affiliates from the Company in private placement transactions pursuant to Securities Purchase Agreements with the Company dated as of December 20, 1991, March 20, 1992, June 15, 1992, September 1, 1992, December 16, 1992,
        and March 18, 1993 (the "Purchase Agreements"). The Shares are issuable upon exercise of certain of the Warrants at an exercise price of $10.00 per Share and upon the exercise of certain other Warrants at an exercise price of $11.34 per Share.

             In the Purchase Agreements, the Company agreed, among other things, to bear all expenses (other than underwriting discounts, selling commissions, and fees and expenses of counsel and other advisors to the Selling Securityholders) in connection with the registration and sale of the Warrants being offered by the Selling Securityholders. See "Sale of Securities." The Company has agreed to prepare and file such amendments and supplements to the Registration Statement of which this Prospectus forms a part as may be necessary to keep the Registration Statement effective until all the Warrants offered hereby have been sold pursuant thereto or until such Warrants are no longer, by reason of Rule 144(k) under the Securities Act or any other rule of similar effect, required to be registered for the public sale thereof by the Selling Securityholders.

                                       12
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                               SALE OF SECURITIES

             The Company has been advised that the Selling Securityholders may sell Warrants from time to time in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Warrants for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

             The Selling Securityholders and any broker-dealers who act in connection with the sale of Securities hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Securities as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act as underwriter or otherwise.


                             DESCRIPTION OF WARRANTS

             The following is a brief description of the principal terms applicable to the Warrants.

             The Warrants represent the right, exercisable during a prescribed period of time, to purchase shares of the Common Stock of the Company at prescribed prices. The Warrants were acquired by the Selling Securityholders or their affiliates from the Company in private placement transactions pursuant to Purchase Agreements dated as of December 20, 1991, March 20, 1992, June 15, 1992, September 1, 1992, December 16, 1992, and March 18,
        1993.

             Exercise Period and Procedure. The registered holder of a Warrant may exercise the Warrant, in whole or in part (but not as to fractional Shares) at any time and from time to time after the date of this Prospectus and prior to the fifth anniversary of such date (the "Exercise Period"). Certificates for Shares purchased upon exercise of a Warrant will be delivered by the Company to the purchaser within ten days after the Company has received a completed and executed exercise agreement, in the form attached to the Warrant, and a check representing the exercise price of the Shares for which the Warrant is exercised (the "Exercise Date"). Shares issuable upon the exercise of a Warrant will be deemed to have been issued to the purchaser on the
                                       13
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        Exercise Date, and the purchaser will be deemed for all purposes to have been the record holder of such Shares on the Exercise Date. Unless an exercised Warrant has expired or all of the purchase rights represented thereby have been exercised, the Company will prepare a new Warrant, substantially identical thereto, representing the rights formerly represented by such Warrant which have not expired or been exercised. The Warrants may not be exercised as to fractional Shares. If a fractional Share would otherwise be issuable upon exercise of a Warrant, the Company will, within ten days after the Exercise Date, deliver to the purchaser a check payable to the purchaser in lieu of such fractional share, in an amount equal to the market price of such fractional Share as of the close of business on the Exercise Date.

             The issuance of certificates for Shares upon exercise of a Warrant will be made without charge to the registered holder for any issuance tax in respect thereof or any other cost incurred by the Company in connection with such exercise and the related issuance of such Shares. The Company will not, however, be required to pay any tax which may be payable in respect of any transfer, in whole or in part, of any Warrant (including the issuance of new Warrants in connection therewith) or the delivery of stock certificates in a name other than that of the registered holder of a Warrant presented for exercise, and any such tax must be paid by such registered holder at the time of presentation.

             The Company will not close its books for the transfer of the Warrants or of any Shares issued or issuable upon the exercise on the Warrants in any manner which interferes with the timely exercise of the Warrants.

             Exercise Price. The Warrants issued pursuant to the Purchase Agreements dated as of December 20, 1991, March 20, 1992, June 15, 1992 and September 1, 1992 may be exercised at an exercise price of $10.00 per Share, and the Warrants issued pursuant to the Purchase Agreements dated as of December 16, 1992 and March 18, 1993 may be exercised at an exercise price of $11.34 per Share (as the case may be, the "Exercise Price"). The Exercise Price of each Warrant was determined after taking into account several factors, including (a) the fair market values of the Common Stock underlying the Warrants on their respective dates of issuance, (b) the appropriate premiums over such fair market values compared to premiums applicable to listed or quoted options on similar securities, (c) the degree of volatility in such fair market values prior to such issuance and (d) the length of the Exercise Period.

             Adjustments. In order to prevent dilution of the rights granted under the Warrants, both the Exercise Price and the number of Shares that may be issued upon exercise of the Warrants will be subject to adjustment from time to time if, during the Exercise Period, the Company (a) issues any shares of Common Stock as a dividend upon Common Stock, or (b) issues any shares
                                       14
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





        of Common Stock by reclassification or otherwise, (c) combines outstanding shares of Common Stock, by reclassification or otherwise or (d) declares a dividend upon the Common Stock payable otherwise than out of earnings or retained earnings and otherwise than in Common Stock. No adjustment of the Exercise Price will be made if the amount of such adjustment would be less than one cent per Share, but in such case any adjustment that would otherwise be required then to be made will be carried forward and will be made at the time and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, would amount to not less than one cent per share. Upon any reorganization or reclassification of the capital stock of the Company, or any consolidation or merger of the Company with another corporation (other than a consolidation or merger in which the Company is the surviving entity and which does not result in any change in the Common Stock), or any sale or other disposition by the Company of all or substantially all of its assets to any other corporation, the Warrants will thereafter be exercisable for the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such consolidation or merger, as the case may be, to which the Shares (and any other securities and property) of the Company, deliverable upon the exercise of the Warrants, would have been entitled upon such reorganization, reclassification of capital stock, consolidation, merger, sale or other disposition if the Warrants had been exercised immediately prior to such reorganization, reclassification of capital stock, consolidation, merger, sale or other disposition.

             No Voting Rights. The Warrants will not entitle the holders thereof to any voting rights or other rights as stockholders of the Company.

             Miscellaneous. The Warrants and all rights thereunder are transferable, in whole or in part, without charge to the registered holder, upon surrender of the Warrants with properly executed assignment (in the form attached to the Warrants) at the principal office of the Company. Similarly, the Warrants are exchangeable, upon the surrender thereof by the registered holder at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the purchase rights thereunder, and each of such new Warrants will represent such portion of such rights as is designated by the registered holder at the time of such surrender. The provisions of the Warrants may be amended and the Company may take any action therein prohibited, or omit to perform any act therein required to be performed by it, only if the Company has obtained the written consent of the registered holders of Warrants representing at least 50% of the shares obtainable upon the exercise of the Warrants outstanding at the time of such consent.



                                       15
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





                           DESCRIPTION OF COMMON STOCK

             The following is a brief description of the principal terms applicable to the authorized shares of the Company's Common Stock.

             Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive or similar rights. The outstanding shares of Common Stock are, and the Shares offered hereby will be, legally issued, fully paid and nonassessable.

             The shares of Common Stock have noncumulative voting rights, which means that the holders of a majority of the shares voting can elect all the Directors if they so choose, and in such event, the holders of the remaining shares cannot elect any Directors. As of December 30, 1995, Thermo Electron beneficially owned 14,119,858 shares of Common Stock, which represented approximately 81% of the then outstanding Common Stock. It is anticipated that Thermo Electron will continue to beneficially own at least a majority of the outstanding Common Stock, and will have the power to elect all of the members of the Company's Board of Directors.

             The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of the State of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts or omissions, which involve intentional misconduct or a knowing violation of law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors and officers.

             The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.


                                  LEGAL MATTERS

             Certain legal matters relating to the Securities offered hereby have been passed upon for the Company by Seth H.
        Hoogasian, General Counsel of Thermo Electron and of the Company. Mr. Hoogasian owns or has the right to acquire through the exercise of stock options shares of common stock of Thermo Electron, the Company and of certain of their respective subsidiaries, the fair market value of which exceeds $50,000.


                                       16
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





                                     EXPERTS

             The financial statements and schedule of the Company for the year ended April 1, 1995, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K, as amended, for the year ended April 1, 1995 have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

             The financial statements of Lancaster Laboratories, Inc. and Clewmark Holdings for the year ended September 30, 1994, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K, as amended, dated May 10, 1995 have been audited by Trout, Ebersole & Groff, independent public accountants, to the extent and for the periods as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

             The financial statements of Remediation Technologies, Inc. for the year ended December 31, 1994, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K, as amended, dated December 8, 1995 have been audited by KPMG Peat Marwick LLP, independent public accountants, to the extent and for the periods as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

             The financial statements of Remediation Technologies, Inc. for the year ended December 31, 1993 and 1992, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K, as amended, dated December 8, 1995 have been audited by Nardella & Taylor, independent public accountants, to the extent and for the periods as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

             The financial statements of RETEC/TETRA L.C. appearing in the Company's Current Report on Form 8-K, as amended, dated December 8, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.







                                       17
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





                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

        Item 14.  Other Expenses of Issuance and Distribution.

             The expenses in connection with the issuance and distribution of the securities which are being registered hereby are as follows. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the American Stock Exchange listing fee. All expenses are to be paid by the Registrant.

                                                                Amount
                                                                ------
        Securities and Exchange Commission
        registration fee..............................      $   2,504.00
        American Stock Exchange listing
        fee...........................................         14,010.00
        Legal fees and expenses.......................          3,000.00
        Accounting fees and
        expenses......................................          5,000.00
        Miscellaneous.................................          2,000.00
                                                             -----------
             TOTAL....................................        $26,514.00


        Item 15.  Indemnification of Directors and Officers.

             The Delaware General Corporation Law and the Company's Restated Certificate of Incorporation and By-Laws limit the monetary liability of directors to the Company and to its stockholders and provide for indemnification of the Company's officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The Company also has indemnification agreements with its directors and officers that provide for the maximum indemnification allowed by law.
        Reference is made to the form of Indemnification Agreement for Officers and Directors incorporated by reference as Exhibit 10.10 hereto.

             Thermo Electron Corporation has an insurance policy which insures the directors and officers of Thermo Electron and its subsidiaries, including the Company, against certain liabilities which might be incurred in connection with the performance of their duties.

             The Selling Securityholders are obligated under the
        Securities Purchase Agreements to indemnify Directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act.
                                       18
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







        Item 16.  Exhibits.

             See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.


        Item 17.  Undertakings.


             (a)  The undersigned Registrant hereby undertakes:

                   (1) To file, during any period in which offers or
                       sales are being made, a post-effective amendment to this registration statement:

                       (i)      To include any prospectus required by
                            Section 10(a)(3) of the Securities Act of
                            1933;

                       (ii)     To reflect in the prospectus any facts or
                            events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                       (iii)To include any material information with
                            respect to the plan of distribution not
                            previously disclosed in the registration statement or any material change to such information in the registration statement.

                            Provided, however, that paragraphs (a)(1)(i)
                       and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is
                                       19
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





                       contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) If the Registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

             (b) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom a prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

             (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of
                                       20
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





        appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


















































                                       21
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





                                   SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2, and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 29th day of March, 1996.

                                      THERMO TERRATECH INC.

                                      By: /s/ John P. Appleton
                                          John P. Appleton
                                          President and Chief
                                          Executive Officer

             Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


           Signature                  Title                   Date
           ---------                  -----                   ----


            John P. Appleton*    President (Chief         March 29, 1996
        John P. Appleton         Executive Officer)
                                 and Director

        John N. Hatsopoulos*     Vice President (Chief    March 29, 1996
        John N. Hatsopoulos      Financial Officer)
                                 and Director

        Paul F. Kelleher*        Chief Accounting         March 29, 1996
        Paul F. Kelleher         Officer


        _____________________    Director                 March __, 1996
        George N. Hatsopoulos

        Donald E. Noble*         Director                 March 29, 1996
        Donald E. Noble

        William A. Rainville*    Chairman of the Board    March 29, 1996
        William A. Rainville     and Director

        Polyvios C. Vintiadis*   Director                 March 29, 1996
        Polyvios C. Vintiadis

        _____________________    Director                 March __, 1996
        Paul E. Tsongas

        __________
                                       22
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






            * The undersigned, Sandra L. Lambert, by signing her name hereto, does hereby execute this Amendment No. 1 to Registration Statement on behalf of each of the above-named persons pursuant to powers of attorney executed by such persons and filed with the Securities and Exchange Commission.

                                     /s/ Sandra L. Lambert
                                      Sandra L. Lambert
                                      Attorney-in-Fact












































                                       23
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





                                  EXHIBIT INDEX

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

            2.1 Asset Purchase Agreement by and among Thermo Analytical Inc. (as Buyer); Lancaster Laboratories, Inc. and Clewmark Holdings (as Sellers); and Earl H. Hess, Anita F. Hess, Kenneth E. Hess, J. Wilson Hershey and Carol D. Hess (as the principal owners of Sellers) (filed as Exhibit 1 to the Registrant's Current Report on Form 8-K relating to the events occurring on May 10, 1995 [File No. 1-9549] and incorporated herein by reference).

            2.2 Agreement and Plan of Merger dated as of the 1st day of December, 1995, by and among Thermo Remediation Inc., TRI Acquisition Inc. and Remediation Technologies, Inc. (filed as Exhibit 2(a) to the Registrant's Current Report on Form 8-K relating to the events occurring on December 8, 1995 [File No. 1-9549] and incorporated herein by reference).

          4.1    Specimen Common Stock Certificate (filed as
                 Exhibit 4 to the Registrant's Registration
                 Statement on Form S-1 [File No. 33-6736] and incorporated herein by reference).

          4.2    Specimen Common Stock Purchase Warrant

          4.3 Fiscal Agency Agreement dated August 4, 1989, among the Registrant, Thermo Electron Corporation, and Chemical Bank, as fiscal agent (filed as Exhibit B to the Registrant's Current Report on Form 8-K relating to events occurring on August 4, 1989 [File No. 1-9549] and incorporated herein by reference).

                 The Registrant hereby agrees, pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, to furnish to the Commission upon request, a copy of each other instrument with respect to other long-term debt of the Company or its subsidiaries.

          4.4    Specimen Securities Purchase Agreement

          5.1    Opinion of Seth H. Hoogasian, Esq.





                                       24
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





        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

         10.1 Thermo Electron Corporate Charter as amended and restated effective January 3, 1993 (filed as
                 Exhibit 10(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 3, 1993 [File No. 1-9549] and incorporated herein by reference).

         10.2 Amended and Restated Corporate Services Agreement dated January 3, 1993, between Thermo Electron Corporation and the Registrant (filed as Exhibit 10(b) to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 3, 1993 [File No. 1-9549] and incorporated herein by reference).

         10.3 Agreement of Lease dated December 31, 1985, between Claridge Properties Ltd. and Thermo Electron Corporation (filed as Exhibit 10(c) to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).

         10.4 Assignment of Lease dated December 31, 1985, between Thermo Electron Corporation and TMO, Inc. (filed as Exhibit 10(d) to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).

         10.5 Sublease dated March 30, 1986, between TMO, Inc. and Holcroft/Loftus, Inc. (filed as Exhibit 10(e) to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).

                 Lease Amending Agreement dated January 1, 1995,
         10.6 between Claridge Properties Ltd., Thermo Electron Corporation and TMO, Inc. (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended April 1, 1995 [File No. 1-9549] and incorporated herein by reference).


                 License Agreement, dated December 30, 1989,
         10.7 between Degussa Aktiengasellschaft and Holcroft/Loftus, Inc. (filed as Exhibit 10(f) to the Registrant's Annual Report on Form 10-K for the year ended March 31, 1990 [File No. 1-9549] and incorporated herein by reference).



                                       25
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





        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 License Agreement dated June 26, 1992, by and
         10.8    between Holcroft Inc. and Camlaw Ltd. (filed as
                 Exhibit 10(g) to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 3, 1993 [File No. 1-9549] and incorporated herein by reference).

                 Exclusive License and Marketing Agreement dated
         10.9 March 22, 1990, among TPS Technologies Inc., Holcroft Inc., and Thermo Soil Recyclers Inc. (filed as Exhibit 10(q) to the Registrant's Annual Report on Form 10-K for the year ended March 30, 1990 [File No. 1-9549] and incorporated herein by reference).

                 Form of Indemnification Agreement with Directors
         10.10 and Officers (filed as Exhibit 10(k) to the Registrant's Annual Report on Form 10-K for the year ended March 30, 1991 [File No. 1-9549] and incorporated herein by reference).

                 Development Agreement dated September 15, 1991,
        10.11 between Thermo Electron Corporation and the Registrant (filed as Exhibit 10(l) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 1991 [File No. 1-9549] and incorporated herein by reference).

                 Amended and Restated Development Agreement dated
         10.12 January 2, 1992, between Thermo Electron Corporation and the Registrant (filed as Exhibit 10(m) to the Registrant's Annual Report on Form 10-K for the year ended March 28, 1992 [File No. 1-9549] and incorporated herein by reference).


                 Asset Transfer Agreement dated as of October 1,
         10.13 1993 among the Registrant, TPS Technologies Inc. and Thermo Remediation Inc. (filed as Exhibit 2.3 to Thermo Remediation Inc.'s Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).








                                       26
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Exclusive License Agreement dated as of October
         10.14 1, 1993 among the Registrant, TPS Technologies Inc. and Thermo Remediation Inc. (filed as
                 Exhibit 2.4 to Thermo Remediation Inc.'s
                 Registration Statement on Form S-1 [Reg. No.
                 33-70544] and incorporated herein by reference).


                 Non-Competition and Non-Disclosure Agreement
         10.15 dated as of October 1, 1993 among the Registrant, TPS Technologies Inc. and Thermo Remediation Inc. (filed as Exhibit 2.5 to Thermo Remediation Inc.'s Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

                 Tax Allocation Agreement dated as of June 1, 1992
         10.16 between the Registrant and Thermo Remediation Inc. (filed as Exhibit 10.3 to Thermo Remediation Inc.'s Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

                 Agreement of Partnership dated May 16, 1994 among
         10.17 Terra Tech Labs Inc. (a wholly owned subsidiary of the Registrant) and Eberline Analytical Corporation, Skinner & Sherman, Inc., TMA/NORCAL Inc., Normandeau Associates Inc., Bettigole Andrews & Clark Inc., Fellows, Read & Associates Inc. and Thermo Consulting Engineers Inc. (each a wholly owned subsidiary of Thermo Instrument Systems Inc.) (filed as Exhibit 1 to the Registrant's Current Report on Form 8-K dated May 16, 1994 [File No. 1-9549] and incorporated herein by reference).

                 Promissory Note dated May 16, 1994 issued by the
         10.18 Registrant to Thermo Electron Corporation (filed as Exhibit 2 to the Registrant's Current Report on Form 8-K dated May 16, 1994 [File No. 1-9549] and incorporated herein by reference).










                                       27
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





        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Agreement of Dissolution of Partnership dated May
         10.19   9, 1995 among Thermo Terra Tech (the
                 Partnership), Terra Tech Labs, Inc. (a wholly owned subsidiary of the Registrant) and Eberline Analytical Corporation, Skinner & Sherman, Inc., TMA/NORCAL Inc., Normandeau Associates Inc., Bettigole Andrews & Clark Inc., Fellows, Read & Associates Inc. and Thermo Consulting Engineers Inc. (each a wholly owned subsidiary of Thermo Instrument Systems Inc.) (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K relating to the events occurring on May 9, 1995 [File No. 1-9549] and incorporated herein by reference).

                 Stock Purchase Agreement dated May 9, 1995
         10.20 between the Registrant and Thermo Instrument Systems Inc. (filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K relating to the events occurring on May 9, 1995 [File No. 1-9549] and incorporated herein by reference).


                 Note dated May 17, 1995 from the Registrant to
         10.21   Thermo Electron Corporation  (filed as Exhibit
                 2.3 to the Registrant's Current Report on Form 8-K relating to the events occurring on May 9, 1995 [File No. 1-9549] and incorporated herein by reference).

                 Stock Purchase and Note Issuance Agreement dated
         10.22 as of November 22, 1993, between the Registrant and Thermo Remediation Inc. (filed as Exhibit
                 10.11 to Thermo Remediation Inc.'s Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

                 $2,650,000 principal amount Subordinated
         10.23 Convertible Note dated as of November 22, 1993, made by Thermo Remediation Inc., issued to the Registrant (filed as Exhibit 10.12 to Thermo Remediation Inc.'s Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).







                                       28
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Asset Purchase Agreement dated as of November 19,
        10.24 1993 by and among All Western Oil, Inc. and certain affiliates thereof and Thermo Fluids Inc. (filed as Exhibit 10.13 to Thermo Remediation Inc.'s Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference).

                 First Addendum, dated as of August 7, 1994, to
         10.25 Asset Purchase Agreement dated as of November 19, 1993 by and among All Western Oil, Inc. and certain affiliates thereof and Thermo Fluids Inc. (filed as Exhibit 10.1 to Thermo Remediation Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 1994 [File No. 1-12636] and incorporated herein by reference).


                 Promissory Note in the principal amount of
         10.26   $700,000, dated August 7, 1994 (filed as Exhibit
                 10.2 to Thermo Remediation Inc.'s Quarterly
                 Report on Form 10-Q for the fiscal quarter ended October 1, 1994 [File No. 1-12636] and incorporated herein by reference).

                 Security Agreement dated as of August 7, 1994
         10.27 among All Western Oil, Inc. and certain affiliates thereof and Thermo Fluids Inc. (filed as Exhibit 10.3 to Thermo Remediation Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 1994 [File No. 1-12636] and incorporated herein by reference).

                 Escrow Agreement dated as of the 1st day of
         10.28 December, 1995, by and among Thermo Remediation Inc., Robert W. Dunlap and Thomas M. Zimmer, as Indemnification Representatives, and State Street Bank & Trust Company, as Escrow Agent (filed as
                 Exhibit 2(b) to the Registrant's Current Report on Form 8-K relating to the events occurring on December 8, 1995 [File No. 1-9549] and incorporated herein by reference).

                 Form of Non-Negotiable Common Stock Purchase
         10.29   Warrant  (filed as Exhibit 2(c) to the
                 Registrant's Current Report on Form 8-K relating to the events occurring on December 8, 1995 [File No. 1-9549] and incorporated herein by reference).


                                       29
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Master Repurchase Agreement dated January 1, 1994
         10.30   between the Registrant and Thermo Electron
                 Corporation (filed as Exhibit 10.21 to the
                 Registrant's Annual Report on Form 10-K for the fiscal year ended April 1, 1994 [File No. 1-9549] and incorporated herein by reference).

                 Master Reimbursement Agreement dated January 1,
         10.31 1994 between the Registrant, Thermo Electron Corporation, and Thermo Remediation Inc. (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 1, 1994 [File No. 1-9549] and incorporated herein by reference).

                 Incentive Stock Option Plan of the Registrant
         10.32 (filed as Exhibit 10(h) to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference). (Maximum number of shares issuable is 1,850,000 shares, after adjustment to reflect share increases approved in 1987, 1989 and 1992, 6-for-5 stock splits effected in July 1988 and March 1989, and 3-for-2 stock split effected in September 1989).

                 Nonqualified Stock Option Plan of the Registrant
         10.33 (filed as Exhibit 10(i) to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference). (Maximum number of shares issuable is 1,850,000 shares, after adjustment to reflect share increases approved in 1987, 1989 and 1992, 6-for-5 stock splits effected in July 1988 and March 1989, and 3-for-2 stock split effected in September 1989).

                 Deferred Compensation Plan for Directors of the
         10.34 Registrant (filed as Exhibit 10(k) to the Registrant's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).



       Equity Incentive Plan of the Registrant (filed as
         10.35 Exhibit 10.63 to Thermedics Inc.'s Annual Report on Form 10-K for the fiscal year ended January 1, 1994 [File No. 1-9567] and incorporated herein by reference). (Maximum number of shares issuable is 1,750,000 shares, after adjustment to reflect share increase approved in 1994).

                                       30
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----


                 Directors Stock Option Plan, as amended effective
         10.36 September 23, 1993 (filed as Exhibit 10(z) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 1993 [File No. 1-9549] and incorporated herein by reference).

                 Severance Agreement with Thomas P. Plunkett dated
         10.37 August 31, 1993 (filed as Exhibit 10(aa) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 1993 [File No. 1-9549] and incorporated herein by reference).

                     In addition to the stock-based compensation
                 plans of the Registrant, the executive officers of the Registrant may be granted awards under stock-based compensation plans of the Registrant's parent, Thermo Electron Corporation, and its subsidiaries, for services rendered to the Registrant or to such affiliated corporations. Such plans are listed under Exhibits 10.38 - 10.105.

                 Thermo Process Systems Inc. - Thermo Remediation
         10.38   Inc. Nonqualified Stock Option Plan (filed as
                 Exhibit 10(l) to the Registrant's Quarterly
                 Report on Form 10-Q for the fiscal quarter ended January 1, 1994 [File No. 1-9549] and incorporated herein by reference).

                 Thermo Electron Corporation Incentive Stock
        10.39 Option Plan (filed as Exhibit 4(d) to Thermo Electron's Registration Statement on Form S-8 [Reg. No. 33-8993] and incorporated herein by reference). (Maximum number of shares issuable is 9,035,156 shares, after adjustment to reflect share increases approved in 1984 and 1986, share decrease approved in 1989, and 3-for-2 stock splits effected in October 1986, October 1993 and May 1995).









                                       31
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Thermo Electron Corporation Nonqualified Stock
         10.40 Option Plan (filed as Exhibit 4(e) to Thermo Electron's Registration Statement on Form S-8 [Reg. No. 33-8993] and incorporated herein by reference). (Plan amended in 1984 to extend expiration date to December 14, 1994; maximum number of shares issuable is 9,035,156 shares, after adjustment to reflect share increases approved in 1984 and 1986, share decrease approved in 1989, and 3-for-2 stock splits effected in October 1986, October 1993 and May
                 1995).

                 Thermo Electron Corporation Equity Incentive Plan
         10.41 (filed as Exhibit 10.1 to Thermo Electron's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 1994 [File No. 1-8002] and incorporated herein by reference). (Plan amended in 1989 to restrict exercise price for SEC reporting persons to not less than 50% of fair market value or par value; maximum number of shares issuable is 7,050,000 shares, after adjustment to reflect 3-for-2 stock splits effected in October 1993 and May 1995 and share increase approved in 1994).

                 Thermo Electron Corporation - Thermedics Inc.
         10.42 Nonqualified Stock Option Plan (filed as Exhibit 4 to a Registration Statement on Form S-8 of Thermedics Inc. [Reg. No. 2-93747] and incorporated herein by reference). (Maximum number of shares issuable is 450,000 shares, after adjustment to reflect share increase approved in 1988, 5-for-4 stock split effected in January 1985, 4-for-3 stock split effected in September 1985, and 3-for-2 stock splits effected in October 1986 and November 1993).

                 Thermo Electron Corporation - Thermo Instrument
         10.43 Systems Inc. (formerly Thermo Environmental Corporation) Nonqualified Stock Option Plan (filed as Exhibit 4(c) to a Registration Statement on Form S-8 of Thermo Instrument Systems Inc. [Reg. No. 33-8034] and incorporated herein by reference). (Maximum number of shares issuable is 421,875 shares, after adjustment to reflect 3-for-2 stock splits effected in July 1993 and April 1995 and a 5-4 stock split effected in December 1995).


                                       32
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Thermo Electron Corporation - Thermo Instrument
         10.44 Systems Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.12 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 3, 1987 [File No. 1-8002] and incorporated herein by reference). (Maximum number of shares issuable is 600,285 shares, after giving effect to share increase approved in 1988 and adjustment for 3-for-2 stock splits effected in January 1988 and July 1993 and a 5-for-4 stock split effected December 1995).

                 Thermo Electron Corporation - Thermo TerraTech
         10.45 Inc. (formerly Thermo Process Systems Inc.) Nonqualified Stock Option Plan (filed as Exhibit
                 10.13 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 3, 1987 [File No. 1-8002] and incorporated herein by reference). (Maximum number of shares issuable is 108,000 shares, after adjustment to reflect 6-for-5 stock splits effected in July 1988 and March 1989, and 3-for-2 stock split effected in September 1989).

                 Thermo Electron Corporation - Thermo Power
         10.46 Corporation (formerly Tecogen Inc.) Nonqualified Stock Option Plan (filed as Exhibit 10.14 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 3, 1987 [File No. 1-8002] and incorporated herein by reference). (Amended in September 1995 to extend the plan expiration date to December 31, 2005).

                 Thermo Electron Corporation - Thermo
         10.47 Cardiosystems Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.11 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 29, 1990 [File No. 1-8002] and incorporated herein by reference). (Maximum number of shares issuable is 130,500 shares, after adjustment to reflect share increases approved in 1990 and 1992, 3-for-2 stock split effected in January 1990, 5-for-4 stock split effected in May 1990 and 2-for-1 stock split effected in November 1993).






                                       33
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Thermo Electron Corporation - Thermo Ecotek
         10.48 Corporation (formerly Thermo Energy Systems Corporation) Nonqualified Stock Option Plan (filed as Exhibit 10.12 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 29, 1990 [File No. 1-8002] and incorporated herein by reference).

                 Thermo Electron Corporation - ThermoTrex
         10.49 Corporation (formerly Thermo Electron Technologies Corporation) Nonqualified Stock Option Plan (filed as Exhibit 10.13 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 29, 1990 [File No. 1-8002] and incorporated herein by reference). (Maximum number of shares issuable is 180,000 shares, after adjustment to reflect 3-for-2 stock split effected in October 1993).

                 Thermo Electron Corporation - Thermo Fibertek
         10.50   Inc. Nonqualified Stock Option Plan (filed as
                 Exhibit 10.14 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 28, 1991 [File No. 1-8002] and incorporated herein by reference). (Maximum number of shares issuable is 600,000 shares, after adjustment to reflect 2-for-1 stock split effected in September 1992 and 3-for-2 stock split effected in September 1995).

                 Thermo Electron Corporation - Thermo Voltek Corp.
         10.51 (formerly Universal Voltronics Corp.) Nonqualified Stock Option Plan (filed as Exhibit
                 10.17 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 [File No. 1-8002] and incorporated herein by reference). (Maximum number of shares issuable is 57,500 shares, after adjustment to reflect 3-for-2 stock split effected in November 1993 and share increase approved in September 1995).

                 Thermo Ecotek Corporation (formerly, Thermo
         10.52 Energy Systems Corporation) Incentive Stock Option Plan (filed as Exhibit 10.18 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 [File No. 1-8002] and incorporated herein by reference). (Maximum number of shares issuable is 900,000 shares, after adjustment to reflect share increase approved in December 1993).

                                       34
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----


                 Thermo Ecotek Corporation (formerly, Thermo
         10.53 Energy Systems Corporation) Nonqualified Stock Option Plan (filed as Exhibit 10.19 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 [File No. 1-8002] and incorporated herein by reference). (Maximum number of shares issuable is 900,000 shares, after giving effect to share increase approved in December 1993).

                 Thermo Ecotek Corporation (formerly Thermo Energy
         10.54 Systems Corporation) Equity Incentive Plan (filed as Exhibit 10.39 to Thermo Instrument Systems Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference).

                 Thermedics Inc. Nonqualified Stock Option Plan
        10.55 (filed as Exhibit 10(e) to Thermedics' Registration Statement on Form S-1 [Reg. No. 33-84380] and incorporated herein by reference). (Maximum number of shares issuable is 1,931,923 shares, after adjustment to reflect share increases approved in 1986 and 1992, 5-for-4 stock split effected in January 1985, 4-for-3 stock split effected in September 1985, and 3-for-2 stock split effected in October 1986 and November 1993).

                 Thermedics Inc. Incentive Stock Option Plan
         10.56 (filed as Exhibit 10(d) to Thermedics' Registration Statement on Form S-1 [Reg. No. 33-84380] and incorporated herein by reference). (Maximum number of shares issuable is 1,931,923 shares, after adjustment to reflect share increases approved in 1986 and 1992, 5-for-4 stock split effected in January 1985, 4-for-3 stock split effected in September 1985, and 3-for-2 stock split effected in October 1986 and November 1993).

                 Thermedics Inc. Equity Incentive Plan (filed as
         10.57 Appendix A to the Proxy Statement dated May 10, 1993 of Thermedics Inc. [File No. 1-9567] and incorporated herein by reference). (Maximum number of shares issuable is 1,500,000, after adjustment to reflect 3-for-2 stock split effected in November 1993).


                                       35
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Thermedics Inc. - Thermedics Detection Inc.
         10.58   Nonqualified Stock Option Plan (filed as Exhibit
                 10.20 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 2, 1993 [File No. 1-8002] and incorporated herein by reference).

                 Thermo Cardiosystems Inc. Incentive Stock Option
         10.59 Plan (filed as Exhibit 10(f) to Thermo Cardiosystems' Registration Statement on Form S-1 [Reg. No. 33-25144] and incorporated herein by reference). (Maximum number of shares issuable is 1,143,750 shares, after adjustment to reflect share increase approved in 1992, 3-for-2 stock split effected in January 1990, 5-for-4 stock split effected in May 1990 and 2-for-1 stock split effected in November 1993).

                 Thermo Cardiosystems Inc. Nonqualified Stock
         10.60 Option Plan (filed as Exhibit 10(g) to Thermo Cardiosystems' Registration Statement on Form S-1 [Reg. No. 33-25144] and incorporated herein by reference). (Maximum number of shares issuable is 1,143,750 shares, after adjustment to reflect share increase approved in 1992, 3-for-2 stock split effected in January 1990, 5-for-4 stock split effected in May 1990 and 2-for-1 stock split effected in November 1993).

                 Thermo Cardiosystems Inc. Equity Incentive Plan
         10.61 (filed as Exhibit 10.46 to Thermo Instrument Systems Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference).


                 Thermo Voltek Corp. (formerly Universal
         10.62 Voltronics Corp.) 1985 Stock Option Plan (filed as Exhibit 10.14 to Thermo Voltek's Annual Report on Form 10-K for the fiscal year ended June 30, 1985 [File No. 0-8245] and incorporated herein by reference). (Maximum number of shares issuable is 200,000 shares, after adjustment to reflect 1-for-3 reverse stock split effected in November 1992 and 3-for-2 stock split effected in November 1993).





                                       36
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Thermo Voltek Corp. (formerly Universal
         10.63 Voltronics Corp.) 1990 Stock Option Plan (filed as Exhibit 10.2 to Thermo Voltek's Annual Report on Form 10-K for the fiscal year ended June 30, 1990 [File No. 1-10574] and incorporated herein by reference). (Maximum number of shares issuable is 400,000 shares, after adjustment to reflect share increase in 1993, 1-for-3 reverse stock split effected in November 1992 and 3-for-2 stock split effected in November 1993).

                 Thermo Voltek Corp. Equity Incentive Plan (filed
         10.64 as Exhibit 10.49 to Thermo Instrument Systems Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File 1-9786] and incorporated herein by reference).

                 Thermo Instrument Systems Inc. Incentive Stock
         10.65 Option Plan (filed as Exhibit 10(c) to Thermo Instrument Systems Inc.'s Registration Statement on Form S-1 [Reg. No. 33-6762] and incorporated herein by reference). (Maximum number of shares issuable is 2,812,500 shares, after adjustment to reflect share increase approved in 1990, 3-for-2 stock splits effected in January 1988, July 1993 and April 1995 and 5-for-4 stock split effected in December 1995).

                 Thermo Instrument Systems Inc. Nonqualified Stock
         10.66 Option Plan (filed as Exhibit 10(d) to Thermo Instrument Systems Inc.'s Registration Statement on Form S-1 [Reg. No. 33-6762] and incorporated herein by reference). (Maximum number of shares issuable is 2,812,500 shares, after adjustment to reflect share increase approved in 1990, 3-for-2 stock splits effected in January 1988, July 1993 and April 1995 and a 5-for-4 stock split effected in December 1995).

                 Thermo Instrument Systems Inc. Equity Incentive
        10.67 Plan (filed as Appendix A to the Proxy Statement dated April 27, 1993 of Thermo Instrument Systems Inc. [File No. 1-9786] and incorporated herein by reference). (Maximum number of shares issuable is 4,031,250 shares, after adjustment to reflect share increase approved in December 1993, 3-for-2 stock splits effected in July 1993 and April 1995 and a 5-for-4 stock split effected in December
                 1995).


                                       37
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Thermo Instrument Systems Inc. (formerly Thermo
         10.68 Environmental Corporation) Incentive Stock Option Plan (filed as Exhibit 10(d) to Thermo Environmental's Registration Statement on Form S-1 [Reg. No. 33-329] and incorporated herein by reference). (Maximum number of shares issuable is 1,160,156 shares, after giving effect to share increase approved in 1987 and adjustment to reflect 3-for-2 stock splits effected in July 1993 and April 1995 and a 5-for-4 stock split effected in December 1995).

                 Thermo Instrument Systems Inc. (formerly Thermo
         10.69 Environmental Corporation) Nonqualified Stock Option Plan (filed as Exhibit 10(e) to Thermo Environmental's Registration Statement on Form S-1 [Reg. No. 33-329] and incorporated herein by reference). (Maximum number of shares issuable is 1,160,156 shares, after giving effect to share increase approved in 1987 and adjustment to reflect 3-for-2 stock splits effected in July 1993 and April 1995 and a 5-for-4 stock split effected in December 1995).

                 Thermo Instrument Systems Inc. - ThermoSpectra
         10.70 Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.51 to Thermo Instrument Systems Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference).

                 ThermoSpectra Corporation Equity Incentive Plan
         10.71 (filed as Exhibit 10.52 to Thermo Instrument Systems Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference).


                 ThermoTrex Corporation (formerly Thermo Electron
         10.72 Technologies Corporation) Incentive Stock Option Plan (filed as Exhibit 10(h) to ThermoTrex's Registration Statement on Form S-1 [Reg. No. 33-40972] and incorporated herein by reference). (Maximum number of shares issuable is 1,945,000 shares, after giving effect to share increases approved in 1992 and 1993, and 3-for-2 stock split effected in October 1993).




                                       38
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 ThermoTrex Corporation (formerly Thermo Electron
         10.73 Technologies Corporation) Nonqualified Stock Option Plan (filed as Exhibit 10(i) to ThermoTrex's Registration Statement on Form S-1 [Reg. No. 33-40972] and incorporated herein by reference). (Maximum number of shares issuable is 1,945,000 shares, after giving effect to share increases approved in 1992 and 1993, and 3-for-2 stock split effected in October 1993).

                 ThermoTrex Corporation - ThermoLase Corporation
         10.74 (formerly ThermoLase Inc.) Nonqualified Stock Option Plan (filed as Exhibit 10.53 to Thermedics Inc.'s Annual Report on Form 10-K for the fiscal year ended January 1, 1994 [File No. 1-9567] and incorporated herein by reference).

                 ThermoLase Corporation (formerly ThermoLase Inc.)
         10.75   Nonqualified Stock Option Plan (filed as Exhibit
                 10.54 to Thermedics Inc.'s Annual Report on Form 10-K for the fiscal year ended January 1, 1994 [File No. 1-9567] and incorporated herein by reference). (Maximum number of shares issuable in the aggregate under this plan and the ThermoLase Incentive Stock Option Plan is 2,800,000 shares, after adjustment to reflect increase approved in 1993 and 2-for-1 stock splits effected in March 1994 and June 1995).

                 ThermoLase Corporation (formerly ThermoLase Inc.)
         10.76   Incentive Stock Option Plan (filed as Exhibit
                 10.55 to Thermedics Inc.'s Annual Report on Form 10-K for the fiscal year ended January 1, 1994 [File No. 1-9567] and incorporated herein by reference). (Maximum number of shares issuable in the aggregate under this plan and the ThermoLase Nonqualified Stock Option Plan is 2,800,000 shares, after adjustment to reflect share increase approved in 1993 and 2-for-1 stock splits effected in March 1994 and June 1995).


                 ThermoLase Corporation Equity Incentive Plan
         10.77 (filed as Exhibit 10.81 to the Registrant's Annual Report on Form 10-K for the fiscal year ended April 1, 1995 [File No. 1-9549] and incorporated herein by reference).




                                       39
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Thermo Fibertek Inc. Incentive Stock Option Plan
         10.78 (filed as Exhibit 10(k) to Thermo Fibertek's Registration Statement on Form S-1 [Reg. No. 33-51172] and incorporated herein by reference).


                 Thermo Fibertek Inc. Nonqualified Stock Option
         10.79 Plan (filed as Exhibit 10(l) to Thermo Fibertek's Registration Statement on Form S-1 [Reg. No. 33-51172] and incorporated herein by reference).


                 Thermo Fibertek Inc. Equity Incentive Plan (filed
        10.80 as Exhibit 10.60 to Thermo Instrument Systems Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference).

                 Thermo Power Corporation (formerly Tecogen Inc.)
         10.81 Incentive Stock Option Plan (filed as Exhibit 10(h) to Thermo Power's Quarterly Report on Form 10-Q for the quarter ended April 3, 1993 [File No. 1-10573] and incorporated herein by reference). (Maximum number of shares issuable is 950,000 shares, after adjustment to reflect share increases approved in 1990, 1992 and 1993).


                 Thermo Power Corporation (formerly Tecogen Inc.)
         10.82 Nonqualified Stock Option Plan (filed as Exhibit 10(i) to Thermo Power's Quarterly Report on Form 10-Q for the quarter ended April 3, 1993 [File No. 1-10573] and incorporated herein by reference). (Maximum number of shares issuable is 950,000 shares, after giving effect to share increases approved in 1990, 1992 and 1993).

                 Thermo Power Corporation Equity Incentive Plan
         10.83 (filed as Exhibit 10.63 to Thermo Instrument Systems Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference).









                                       40
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Thermo Remediation Inc. Equity Incentive Plan
         10.84 (filed as Exhibit 10.7 to Thermo Remediation's Registration Statement on Form S-1 [Reg. No. 33-70544] and incorporated herein by reference). (Maximum number of shares issuable is 1,125,000 shares, after adjustment to reflect a 3-for-2 stock split effected in March 1995).

                 Thermedics Detection Inc. Equity Incentive Plan
         10.85 (filed as Exhibit 10.69 to Thermo Instrument Systems Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9786] and incorporated herein by reference).


                 Thermo Electron Corporation - Thermo BioAnalysis
         10.86 Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.31 to Thermo Power's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 [File No. 1-10573] and incorporated herein by reference).

                 Thermo Electron Corporation - ThermoLyte
         10.87 Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.32 to Thermo Power's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 [File No. 1-10573] and incorporated herein by reference).

                 Thermo Electron Corporation - Thermo Remediation
         10.88   Inc. Nonqualified Stock Option Plan (filed as
                 Exhibit 10.33 to Thermo Power's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 [File No. 1-10573] and incorporated herein by reference).

                 Thermo Electron Corporation - ThermoSpectra
         10.89 Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.34 to Thermo Power's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 [File No. 1-10573] and incorporated herein by reference).

                 Thermo Electron Corporation - ThermoLase
         10.90 Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.35 to Thermo Power's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 [File No. 1-10573] and incorporated herein by reference).


                                       41
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Thermo Electron Corporation - ThermoQuest
         10.91 Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.41 to Thermo Cardiosystems' Annual
                 Report on Form 10-K for the fiscal year ended
                 December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 Thermo Electron Corporation - Thermo Optek
         10.92 Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.42 to Thermo Cardiosystems' Annual
                 Report on Form 10-K for the fiscal year ended
                 December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 Thermo Electron Corporation - Thermo Sentron Inc.
         10.93   Nonqualified Stock Option Plan (filed as Exhibit
                 10.43 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 Thermo Electron Corporation - Trex Medical
         10.94 Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.44 to Thermo Cardiosystems' Annual
                 Report on Form 10-K for the fiscal year ended
                 December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 Thermedics Inc. - Thermo Sentron Inc.
         10.95   Nonqualified Stock Option Plan (filed as Exhibit
                 10.51 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 Thermo Sentron Inc. Equity Incentive Plan (filed
         10.96   as Exhibit 10.57 to Thermo Cardiosystems' Annual
                 Report on Form 10-K for the fiscal year ended
                 December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 Thermo Instrument Systems Inc. - Thermo
         10.97 BioAnalysis Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.64 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).




                                       42
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 Thermo Instrument Systems Inc. - ThermoQuest
         10.98 Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.65 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 Thermo BioAnalysis Corporation Equity Incentive
         10.99 Plan (filed as Exhibit 10.67 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).


                 Thermo Optek Corporation Equity Incentive Plan
        10.100 (filed as Exhibit 10.68 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 ThermoQuest Corporation Equity Incentive Plan
        10.101 (filed as Exhibit 10.68 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 ThermoTrex Corporation - Trex Medical Corporation
         10.102  Nonqualified Stock Option Plan (filed as Exhibit
                 10.73 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 Trex Medical Corporation Equity Incentive Plan
        10.103 (filed as Exhibit 10.77 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

                 Thermo Power Corporation - ThermoLyte Corporation
        10.104   Nonqualified Stock Option Plan (filed as Exhibit
                 10.84 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).






                                       43
PAGE

        Exhibit
        Number   Reference                                         Page
        ------   ---------                                         ----

                 ThermoLyte Corporation Equity Incentive Plan
         10.105  (filed as Exhibit 10.71 to Thermo Power's Annual
                 Report on Form 10-K for the fiscal year ended
                 September 30, 1995 [File No. 1-10573] and incorporated herein by reference).

                 The Registrant's Quarterly Report on Form 10-Q
         13.1    for the fiscal quarter ended December 30, 1995
                 [File No. 1-9549] (incorporated herein by reference).

         23.1*   Consent of Arthur Andersen LLP

                 Consent of Trout, Ebersole & Groff
         23.2*

                 Consent of KPMG Peat Marwick LLP
         23.3*

                 Consent of Nardella & Taylor
         23.4*

                 Consent of Ernst & Young LLP
         23.5*

                 Consent of Seth H. Hoogasian, Esq. (contained in
         23.6    Exhibit 5.1)

         24.1        Power of Attorney



       The Registrant's Restated Certificate of
          99*    Incorporation, as amended.
        _____________________

        *Filed herewith.  All other exhibits previously filed.
















                                       44